Paris, May 17, 2006

Vivendi Revises Upwards 2006 Guidance and Announces 2011 Outlook
•	11.7% growth in adjusted net income in first quarter of 2006

•	2006 adjusted net income growth guidance revised upwards to 16%, approximately €2.4 billion

•	2011 outlook : €3.5-4 billion adjusted net income
•	Adjusted net income[1] of €592 million for the first quarter of 2006, versus €530 million for the first quarter of 2005, a growth of 11.7%.

•	Earnings from operations amounted to €990 million for the first quarter of 2006, versus €921 million for the first quarter of 2005. This represents an increase of 10.9% on a comparable basis[2].

•	Earnings, attributable to equity holders of the parent, of €707 million for the first quarter of

Note: This press release contains consolidated unaudited earnings established under IFRS.

[1]	Adjusted net income, attributable to equity holders of the parent, is detailed in Appendix IV.

[2]	Comparable basis is detailed in Appendix II.

2006, versus €501 million for the first quarter of 2005, a growth of 41.1%.

•	Vivendi’s Supervisory Board, unanimously approved the growth outlook for the period of 2006-2011. Furthermore, the Supervisory Board and the Management Board unanimously rejected a dismantling approach presented by a shareholder.
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Comments on Vivendi’s First Quarter 2006 Earnings
Consolidated revenues increased to €4,766 million compared to €4,509 million in the first quarter of 2005, representing an increase of €257 million (+5.7%). On a comparable basis, revenues amounted to €4,766 million compared to €4,474 million, an increase of 6.5% (+4.7% at constant currency). All of the group’s business units contributed to this improvement.
Earnings from operations totaled €990 million compared to €921 million in the first quarter of 2005. On a comparable basis, earnings from operations were up €97 million, representing an increase of 10.9% (10.1% at constant currency), to reach €990 million (compared to €893 million in the first quarter of 2005). During this quarter, each business unit has had positive earnings from operations.
Income from equity affiliates amounted to €68 million compared to €62 million in the first quarter of 2005, representing an increase of €6 million.
Other financial charges and income were an income of €97 million compared to a charge of -€15 million in the first quarter of 2005, representing an improvement of €112 million. This significant increase mainly included the financial gain on the sale of Sogecable shares (+€66 million) and the capital gain on the divestiture of the remaining 20% stake in Ypso (+€56 million).
Adjusted net income, attributable to equity holders of the parent, was €592 million (adjusted net income per share of €0.51 basic and diluted) compared to €530 million (adjusted net income per share of €0.46 basic and diluted) in the first quarter of 2005. The €62 million improvement (+11.7%), in adjusted net income, attributable to equity holders of the parent, was mainly achieved through a growth in earnings from operations (+€69 million).
Earnings, attributable to equity holders of the parent, amounted to €707 million (earnings per share of €0.61 basic and diluted) compared to €501 million in the first quarter of 2005 (earnings per share of €0.44 basic and €0.43 diluted).
Vivendi’s Outlook 2006- 2011
Following the presentation of the Group’s strategy during the AGM held on April 20, 2006, the Supervisory Board, studied and unanimously approved the outlook for the 2006-2011 period that was outlined by the Management Board. Noteworthy points were as follows:
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–	each of the Group’s business units is expected to enjoy robust growth in operations and profits, and each business units will be able to benefit from all the capital expenditure required by its development. Given their good fit, as well as the size and the power of the Group, and because they will benefit from an additional boost from “convergence”, our business units are better positioned than their competitors to take advantage of the ongoing growth in consumption of communication services driven by new technologies,

–	all of the Group’s business units should contribute to this growth, in particular video games and pay-TV in France. They will benefit noticeably from the investments made in the last few years,

–	average growth in the Group’s earnings from operations should range between 8% and 10% per year,

–	adjusted net income is expected to range between €3.5 billion and €4 billion in 2011, including the assumption that all deferred tax assets will have been utilized by that date.
Rejection of Shareholder’s Dismantling Approach
Vivendi’s Supervisory Board and Management Board, furthermore, studied the cooperation request presented by a shareholder, Sebastian Holdings, aiming to dismantle the group. Unanimously, the Supervisory Board and the Management Board rejected this alternative. It is based on economic and legal hypotheses that are unrealistic.
The Supervisory Board and Management Board have decided to further pursue the group’s strategy, one which is the best positioned to create value for Vivendi’s shareholders.
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Vivendi’s Business Units:
Comments on First Quarter 2006 Earnings from Operations
Universal Music Group
Universal Music Group’s (UMG) quarterly earnings from operations were €90 million, versus €38 million last year at the same period. This reflects the margin on higher sales volumes and the recovery of a cash deposit of €50 million from the United States District Court following UMG’s successful appeal of an unfavourable decision after trial in a lawsuit brought by TVT Records and TVT Music, Inc (“TVT

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matter”). This cash deposit, which had negatively impacted UMG’s accounts in 2003, was recovered in March 2006.
UMG had, in the United States according to SoundScan, six albums featured in the top 10 best sellers year to date including the top 2.
Vivendi Games
Vivendi Games’ quarterly earnings from operations were €23 million, up 109.1% compared to the prior year (up 107.4% at constant currency). This dramatic improvement was driven by a growth in revenues, with an increased proportion relating to the higher margin of World of Warcraft business. Earnings from operations also included funding increased product development costs within Blizzard and recently acquired studios by Sierra.
Canal Plus Group
Canal Plus Group’s quarterly earnings from operations were €33 million. On a comparable basis3, earnings from operations were down €70 million compared to the same period last year, due to the extra cost linked to the new Ligue 1 soccer broadcasting contract, which started in the summer of 2005, as well as the two additional Ligue 1 days broadcasted when compared to the first quarter of 2005. This investment, which impacted mainly first quarter earnings, will be fully absorbed over the year, when portfolio growth and increased revenue per subscriber recorded in 2005 come into full effect. Earnings from the company’s other operations4 (excluding pay-TV in France) increased slightly compared to the same period last year.
SFR
SFR’s quarterly earnings from operations rose by 11.0% to €666 million. This increase in earnings from operations mainly reflected a 2.1% growth in network revenues5, an improvement of 1.4 point in customer acquisition and retention costs of 10.3% for network revenues (due to higher volumes of customer additions and retention acts and to the penetration of 3G devices among SFR base) and a strong control of other costs.
Maroc Telecom
Maroc Telecom’s quarterly earnings from operations amounted to €207 million, increasing by 15.0% compared to the same period last year (+12.6% at constant currency). This achievement is linked to the revenue growth (+14.2% and +11.8% at constant currency) and to cost control in the context of a steady growth of the mobile customer

[3]	Comparable basis mainly illustrates the impact of Canal Plus Group’s disposals of businesses (mainly NC Numéricâble in March 2005) as if these transactions had occurred on January 1, 2005.

[4]	Canal Plus France, now mainly includes Canal Plus premium channel, CanalSat, thematic channels, Media Overseas and the holding. Moreover, the reference to «other operations» mainly includes activities from StudioCanal, pay-TV activities in Poland and PSG soccer club.

[5]	Excluding phone directory activities (Annuaire Express).

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base6 7 (net growth of + 339,000 customers over the quarter, +27.8% compared to March 2005) and of the ADSL customer base7 (+ 54,000 over the quarter, +225% compared to March 2005).
Important disclaimer
Vivendi is quoted on the NYSE and on Euronext Paris SA. This presentation contains “forward-looking statements” as that term is defined in the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of the company’s future performance. Actual results may differ significantly from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, notably the risks that: the prospects for growth in operations and profits, earnings from operations, and adjusted net income may differ from forecasts made by the company; synergies and profits arising from proposed disposals and/or restructurings will not materialize in the timing or manner described above; Vivendi will not able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions; Vivendi will not able to further identify, develop and achieve success for new products, services and technologies; Vivendi will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi’s revenue and/or income; Vivendi will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; Vivendi will be unable to obtain or maintain authorizations or approvals necessary for the operation or expansion of its activities; as well as the risks described in the documents Vivendi has filed with the US Securities and Exchange Commission and the French Autorité des Marchés Financiers. Investors and security holders are strongly recommended to read those documents at the Security and Exchange Commission’s website at www.sec.gov and the French Autorité des Marchés Financiers’ website (www.amf-france.org). Copies of the documents may also be obtained free of charge from Vivendi. This presentation contains forward-looking statements that can only be assessed on the day the presentation is issued. Vivendi does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements

[6]	Without Mauritel.

[7]	The customer base, compliant with the ANRT definition and used by Maroc Telecom in 2006, includes prepaid customers having given or received a voice call during the last 3 months and post-paid customers with non cancelled subscriptions.

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Analyst conference
Speakers:
Jean-Bernard Lévy
Chairman of the Management Board
Jacques Espinasse
Member of the Management Board and Chief Financial Officer
Date: Wednesday, May 17, 2006
2:30 PM Paris time – 1:30 PM London time – 8:30 AM New York time
Numbers to dial:
Number in France: +33(0)1.71.23.04.15
Number in UK: +44(0)20.7138.0827
Number (US toll free): 1.866.850.2201 or (US toll): +1.718.354.1358
Replay details (replay available for 7 days):
France: +33(0)1.71.23.02.48 – Access code: 8041927#
UK: +44(0)20.7806.1970 – Access code: 7094242#
US: 1.866.239.0765 (Toll free) or 1.718.354.1112 – Access code: 7094242#
Internet: The conference can be followed on the Internet at http://www.vivendi.com/ir
Presentation slides will also be available online.
CONTACTS:

Media	Investor Relations

Paris	Paris
Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 11 80	+33 (0) 1 71 71 32 91
Agnès Vétillart	Laurence Daniel
+33 (0) 1 71 71 30 82	+33 (0) 1 71 71 12 33
Alain Delrieu	Edouard Lassalle
+33 (0) 1 71 71 10 86	+33 (0) 1 71 71 30 45
New York	New York
Flavie Lemarchand-Wood	Eileen McLaughlin
+(1) 212.572.1118	+(1) 212.572.8961

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APPENDIX I
VIVENDI
CONSOLIDATED STATEMENT OF EARNINGS AND ADJUSTED STATEMENT OF
EARNINGS FOR THE FIRST QUARTER ENDED MARCH 31, 2006 AND 2005
(IFRS, unaudited)

ADJUSTED STATEMENT OF EARNINGS (a)				CONSOLIDATED STATEMENT OF EARNINGS (a)
	1s t quarter ended March 31,			1st quarter ended March 31,
(In millions of euros, except per share
amounts)	2006	2005		2006	2005
Revenues	€4,766		€4,509	€4,766		€4,509	Revenues
Cost of revenues	(2,440)		(2,307)	(2,440)		(2,307)	Cost of revenues

Margin from operations	2,326		2,202	2,326		2,202	Margin from operations

Earnings from operations	990		921	990		921	Earnings from operations
Other income from ordinary activities	12		19	12		19	Other income from ordinary activities
Income from equity affiliates	68		62	68		62	Income from equity affiliates
Earnings before interest and income taxes	1,070		1,002	1,070		1,002	Earnings before interest, other financial charges and income and income taxes
Interest	(49)		(44)	(49)		(44)	Interest
				97		(15)	Other financial charges and income

Interest and other financial charges and income	(49)		(44)	48		(59)	Interest and other financial charges and income

Earnings from continuing operations before income taxes	1,021		958	1,118		943	Earnings from continuing operations before income taxes
Provision for income taxes	(158)		(160)	(141)		(163)	Provision for income taxes

Earnings from continuing operations	863		798	977		780	Earnings from continuing operations
				—		(29)	Earnings from discontinued operations

Adjusted net income	€863		€798	€977		€751	Earnings

Attributable to :							Attributable to :
Minority interests	271		268	270		250	Minority interests

Equity holders of the parent	€592		€530	€707		€501	Equity holders of the parent

	% Change :	+	11.7%		+	41.1%
Adjusted net income, attributable to the equity holders of the parent per share — basic (in euros)	€0.51		€0.46	€0.61		€0.44	Earnings, attributable to the equity holders of the parent per share - basic (in euros)
Adjusted net income, attributable to the equity holders of the parent per share — diluted (in euros)	€0.51		€0.46	€0.61		€0.43	Earnings, attributable to the equity holders of the parent per share - diluted (in euros)

(a)	A reconciliation of earnings, attributable to equity holders of the parent to adjusted net income, attributable to equity holders of the parent is available in the Appendix IV.
For supplementary information, please refer to the Document “Operating and financial review and prospects and consolidated financial statements for the first quarter ended March 31, 2006” that will be posted on Vivendi’s website on May 17, 2006 after the Analyst Conference.

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APPENDIX II
VIVENDI
REVENUES AND EARNINGS FROM OPERATIONS ON A COMPARABLE BASIS BY
BUSINESS SEGMENT
(IFRS, unaudited)
Comparable basis essentially illustrates the effect of the divestiture or abandonment of operations that occurred in 2005 (mainly NC Numéricâble at Canal Plus Group and Annuaire Express, SFR phone directory activities) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR as if these transactions had occurred as at January 1, 2005. Comparable basis results are not necessarily indicative of the combined results that would have occurred had the events actually occurred as at January 1, 2005.

	1st quarter ended March 31,
				% Change at
(In millions of euros)	2006	2005	% Change	constant rate
Revenues
Universal Music Group	€1,125	€1,038	8.4%	2.8%
Vivendi Games	134	113	18.6%	9.7%
Canal+ Group	899	835	7.7%	7.3%
SFR	2,135	2,075	2.9%	2.9%
Maroc Telecom	483	423	14.2%	11.8%
Non core operations and elimination of inter segment transactions	(10)	(10)	na*	na*

Total Vivendi	€4,766	€4,474	6.5%	4.7%

Earnings from Operations
Universal Music Group	€90	€38	136.8%	131.7%
Vivendi Games	23	11	109.1%	107.4%
Canal+ Group	33	103	-68.0%	-68.8%
SFR	666	600	11.0%	11.0%
Maroc Telecom	207	180	15.0%	12.6%
Holding & Corporate	(36)	(36)	0.0%	5.6%
Non core operations	7	(3)	na*	na*

Total Vivendi	€990	€893	10.9%	10.1%

na*:	not applicable.

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APPENDIX III
VIVENDI
REVENUES AND EARNINGS FROM OPERATIONS BY BUSINESS SEGMENT AS PUBLISHED
(IFRS, unaudited)

	1st quarter ended March 31,
(In millions of euros)	2006	2005	% Change
Revenues
Universal Music Group	€1,125	€1,038	8.4%
Vivendi Games	134	113	18.6%
Canal+ Group	899	881	2.0%
SFR	2,135	2,064	3.4%
Maroc Telecom	483	423	14.2%
Non core operations and elimination of inter segment transactions	(10)	(10)	na*

Total Vivendi	€4,766	€4,509	5.7%

Earnings from Operations

Universal Music Group	€90	€38	136.8%
Vivendi Games	23	11	109.1%
Canal+ Group	33	131	-74.8%
SFR	666	600	11.0%
Maroc Telecom	207	180	15.0%
Holding & Corporate	(36)	(36)	0.0%
Non core operations	7	(3)	na*

Total Vivendi	€990	€921	7.5%

na*:	not applicable.
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APPENDIX IV
VIVENDI
RECONCILIATION OF EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT TO ADJUSTED NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
(IFRS, unaudited)
Vivendi considers adjusted net income (loss), attributable to equity holders of the parent, which is a non-GAAP measure, to be a relevant indicator of the company’s operating and financial performances. Vivendi management focuses on adjusted net income (loss), attributable to equity holders of the parent, as it best illustrates the performance of continuing operations excluding most non-recurring and non-operating items. Adjusted net income (loss) includes earnings from operations, other income from ordinary activities, income (loss) from equity affiliates, interest, and tax and minority interests relating to these items. As a consequence, it excludes other charges from ordinary activities (corresponding to impairment of goodwill and other intangible assets losses, if any), other financial charges and income and earnings from discontinued operations as presented in the consolidated statement of earnings, the tax and minority interests relating to these adjustments, as well as non recurring tax items (notably the changes in deferred tax assets relating to the Consolidated Global Profit Tax System, the reversal of tax liabilities relating to tax years no longer open to audit). Adjusted net income (loss), attributable to equity holders of the parent never includes adjustments in earnings from operations.

	1st quarter ended March 31,
(In millions of euros)	2006	2005
Earnings, attributable to equity holders of the parent (a)	€707	€501
Adjustments
Other charges from ordinary activities (a)	—	—
Other financial charges and income (a)	(97)	15
Earnings from discontinued operations (a)	—	29
Deferred tax asset related to the Consolidated Global Profit Tax System	(3)	(2)
Other adjustments on provision for income taxes	(14)	5
Minority interests in adjustments	(1)	(18)

Adjusted net income, attributable to equity holders of the parent	€592	€530

(a)	As reported in the Consolidated Statement of Earnings.
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